Exhibit 99.10

COMMENTS BY AUDITORS FOR UNITED STATES READERS ON CANADA – UNITED STATES REPORTING DIFFERENCES

To the Board of Directors of Penn West Petroleum Ltd., the administrator of Penn West Energy Trust

In the United States, reporting standards for auditors require the addition of an explanatory statement with respect to revised financial statements.  As discussed in note (a) to the supplemental note entitled "Reconciliation of Canadian and United States Generally Accepted Accounting Principles", the December 31, 2008 consolidated financial statements have been restated to correct misstatements.  Our report to the unitholders dated March 18, 2010 is expressed in accordance with Canadian reporting standards, which do not require this reference in the auditors’ report when the revision is properly accounted for and adequately disclosed in the financial statements.

Signed “KPMG LLP”

Chartered Accountants
Calgary, Canada
March 18, 2010